Exhibit B.8: Disclosure regarding audit committee financial expert

CIBC’s Board of Directors has determined that (i) CIBC has at least one “audit committee financial expert” (as that term is defined in General Instruction B(8)(b) of the General Instructions to Form 40-F) serving on its audit committee, the members of which are Mr. Gary F. Colter, Mr. Luc Desjardins, Ms. Jane L. Peverett and Ms. Christine E. Larsen , (ii) that each of Mr. Gary F. Colter, Mr. Luc Desjardins, and Ms. Jane L. Peverett is an “audit committee financial expert” (as so defined), and (iii) that each audit committee member is “independent” (as that term is defined in the listing standards of the New York Stock Exchange).

In accordance with the rules of the Securities and Exchange Commission, notwithstanding their designation as “audit committee financial expert,” each of the individuals listed above shall not (i) be deemed “experts” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, or (ii) have any greater duties, obligations or liability than those imposed on any other member of the audit committee or board of directors.